Exhibit 4.19

INVENTORY AND ACCOUNTS RECEIVABLE

LINE OF CREDIT

$300,000

June 6, 2016

Santa Ana, California

FOR VALUE RECEIVED, BioLargo, Inc., a Delaware corporation (“Maker”) promises to pay to those individuals/entities set forth on Schedule A (each individually, a “Holder”, and collectively, “Holders”), or order, at such address listed for each Holder on Schedule A, or that Holder may from time to time designate, the principal sum as set forth in Schedule A, in the maximum aggregate amount of three hundred thousand dollars ($300,000) (the “Maximum Principal Amount”), or such lesser or greater amount as shall be outstanding under this Line of Credit, together with interest on the outstanding balance of such sum accruing at the simple annual rate of eighteen percent (18%).

This Line of Credit is for the purpose to fund the production of inventory and finance accounts receivable. The Holders may record a UCC financing statement against Maker’s inventory and accounts receivable (any such proceeds from the security to be split proportionally between each Holder).

Maker shall make all payments in lawful money of the United States of America and in immediately available funds. Interest shall accrue for each Holder as of the date of deposit of said Holder’s funds. Maker shall pay all outstanding interest due each Holder within 10 days of the end of each calendar quarter, the first such payment due on or before July 10, 2016. All computations of interest shall be based upon a year of 360 days for actual days elapsed.

Maker authorizes Holder to record on the schedule annexed to this Line of Credit: (i) the maximum principal amount available to Maker; (ii) the amount drawn at inception by Maker; (iii) the date and amount of any payments of principal; and (iv) the amount of all additional sums advanced to Maker by Holder. Maker agrees that all such notations when accompanied with supporting documents (cancelled checks, wire transfers, etc.) shall constitute prima facie evidence of such sums owing and payments made.

This Line of Credit shall remain open for not less than six months but not greater than 18 months from inception. Each Holder shall have the right to terminate this Line of Credit on or after December 1, 2017, with 30 days’ written notice to Maker of such intent to terminate, at which time all principal and unpaid interest shall become due and payable to the notifying Holder. In the event Maker fails to timely pay such principal and interest due, Maker may directly collect any outstanding receivables of Maker, or its subsidiary Odor-No-More, Inc., and use the funds to repay any amounts due under the Line of Credit.

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Maker shall execute such documents as commercially reasonable to provide a security or collateral interest in the Maker’s inventory on hand and receivables. Upon so doing, Maker shall not offer this collateral to any other party.

Any payment received by Holder shall be credited first to any interest accrued and the remainder to principal. Maker may prepay all or any portion of this Line of Credit at any time without the consent of Holder and without penalty. To the extent that Maker pays down any principal balances, each Holder shall make additional funds available up to the Maximum Principal Amount set forth for the Holder on Schedule A. This Line of Credit shall be governed by and construed under the laws of the State of California, excluding its conflict of laws rules.

As additional consideration for this Line of Credit, Maker shall issue each Holder a warrant (“Warrant”) to purchase shares of its common stock at thirty-five cents ($0.35) per share, such right to expire June 1, 2021. The number of shares purchasable by the Warrant for each Holder shall equal the Maximum Principal Amount for the Holder, set forth on Schedule A (e.g., if the Maximum Principal Amount is $100,000, then the Warrant shall allow for the purchase of up to 100,000 shares). In the event Maker files a registration statement with the Securities and Exchange Commission of its securities, it shall include in such registration shares issuable to Holder upon exercise of the Warrant. The Warrant will not allow the Company to force the holder to exercise the Warrant (e.g., no forced call provision).

Maker shall pay all costs and expenses, including attorney fees, incurred (i) in collecting payment on this Line of Credit, (ii) in connection with any dispute that arises as to its enforcement, validity, or interpretation, whether or not legal action is instituted or prosecuted to judgment, or (iii) in enforcing any judgment obtained in any related legal proceeding.

MAKER

BioLargo, Inc.

/S/DENNIS P CALVERT

By: ______________________________

Dennis P. Calvert, President

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SCHEDULE A

(updated June 14, 2016)

Holder Name and Address	Maximum Principal Amount	Draws and Payments
PartnerShip, Inc. 7001 St. Andrews Road #332 Columbia, SC 29212	$50,000	Inception: $50,000
R. Jonathan Robinson 15483 Airport Road Nevada City, CA 95959	$30,000	Inception: $30,000
Mark Sherman 144 Aliso St Ventura, CA 93001	$25,000	Inception: $25,000
Dorothy LaRussa or Mark Fissore 7001 St. Andrews Road #332 Columbia, SC 29212	$50,000	Inception: $50,000
Michael A Krever PO Box 3662 Orange CA 92857-0662	$30,000	Inception: $30,000
Vince Severino 9480 S. Eastern Ave Ste 105 #219 Las Vegas, NV 89123-8001	$115,000	Inception: $115,000

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